UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For April 5, 2004

PRIMEWEST ENERGY TRUST

(Exact Name of Registrant as Specified in Its Charter)

Suite 4700, 150 Sixth Avenue S.W., Calgary, Alberta, Canada T2P 3Y7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F

Form 40-F   X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

__

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               .

1.

News release issued by PrimeWest Energy announcing the May distribution level.

2.

News release issued only in Canada by PrimeWest Energy regarding a Canadian bought deal equity offering and announcing the May 2004 distribution level.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRIMEWEST ENERGY TRUST

By:          s/ Dennis G. Feuchuk

Name:     Dennis G. Feuchuk
                                                            Title:        Vice President, Finance &
                                                                            Chief Financial Officer

Date: April 5, 2004

PRIMEWEST ENERGY TRUST ANNOUNCES DISTRIBUTION LEVEL FOR MAY 2004

April 5, 2004

FOR IMMEDIATE RELEASE

CALGARY (TSX: PWI.UN; PWX; NYSE: PWI) – PrimeWest Energy Trust (PrimeWest) today announces that the distribution payable May 14th, 2004 will be $0.25 Canadian per trust unit payable to all unitholders of record on April 22nd, 2004.  The ex-distribution date will be April 20th, 2004.

Using a Canadian dollar to U.S. dollar exchange ratio of 1.31, this distribution amount would be approximately U.S.$0.19.  The actual U.S. dollar equivalent distribution will be based upon the actual U.S./Canadian exchange rate applied on the payment date net of applicable Canadian withholding taxes.

PrimeWest is a Calgary-based conventional oil and gas royalty trust that actively acquires, develops, produces, and sells natural gas, crude oil, and natural gas liquids for the generation of monthly cash distributions to unitholders.  Trust units of PrimeWest are traded on the Toronto Stock Exchange (TSX) under the symbol "PWI.UN" and on the New York Stock Exchange under the symbol “PWI”.  Exchangeable shares of PrimeWest Energy Inc. are listed on the TSX under the symbol "PWX".

Learn more about PrimeWest on our Web site, www.primewestenergy.com.

For Investor Relations inquiries, please contact:

George Kesteven	Cindy Gray
Manager, Investor Relations	Investor Relations Advisor
403-699-7367	403-699-7356
Toll-free: 1-877-968-7878 e-mail: investor@primewestenergy.com

Suite 4700, 150 - 6th Avenue S.W. Calgary, Alberta Canada T2P 3Y7 Telephone: (403) 234-6600 Facsimile: (403) 266-2825

PRIMEWEST ENERGY TRUST ANNOUNCES $142 MILLION BOUGHT DEAL FINANCING AND ANNOUNCES MAY DISTRIBUTION

April 5, 2004

FOR IMMEDIATE RELEASE

CALGARY (TSX: PWI.UN; PWX; NYSE: PWI) – PrimeWest Energy Trust (PrimeWest) announced today that it has entered into an agreement to sell, to a syndicate of underwriters led by Scotia Capital Inc., and including CIBC World Markets Inc., BMO Nesbitt Burns Inc., National Bank Financial Inc., RBC Capital Markets, TD Securities Inc., Canaccord Capital Corporation, HSBC Securities (Canada) Inc., Desjardins Securities Inc., and GMP Securities Ltd. 5.4 million Trust Units at $26.30 per Trust Unit to raise gross proceeds of approximately $142 million on a bought deal basis. Closing is expected to occur on or about April 22, 2004. The first distribution for which purchasers of trust units issued pursuant to the offering will be eligible will be payable on May 14, 2004.

PrimeWest today also announces a cash distribution of 25 cents Canadian per trust unit payable on May 14, 2004, to all unitholders of record on April 22, 2004. The ex-distribution date is April 20, 2004

The issue will be a bought underwritten public issue in all provinces of Canada by way of a short form prospectus. The issue will not be offered for sale in the U.S. or internationally.

The net proceeds of the issue will initially be used to reduce debt partially incurred in the previously announced $44 million acquisition of Seventh Energy, for ongoing capital expenditures and for general corporate purposes.

PrimeWest is a Calgary-based conventional oil and gas royalty trust that actively acquires, develops, produces, and sells natural gas, crude oil, and natural gas liquids for the generation of monthly cash distributions to unitholders.  Trust units of PrimeWest are traded on the Toronto Stock Exchange (TSX) under the symbol "PWI.UN" and on the New York Stock Exchange under the symbol “PWI”.  Exchangeable shares of PrimeWest Energy Inc. are listed on the TSX under the symbol "PWX".

Learn more about PrimeWest on our Web site, www.primewestenergy.com.

For Investor Relations inquiries, please contact:

George Kesteven	Cindy Gray
Manager, Investor Relations	Investor Relations Advisor
403-699-7367	403-699-7356
Toll-free: 1-877-968-7878 e-mail: investor@primewestenergy.com

Suite 4700, 150 - 6th Avenue S.W. Calgary, Alberta Canada T2P 3Y7 Telephone: (403) 234-6600 Facsimile: (403) 266-2825